UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 26, 2024

BLUE WORLD ACQUISITION CORPORATION

(Exact name of registrant as specified in its charter)

Cayman Islands	001-41256	N/A
(State or other jurisdiction	(Commission File Number)	(IRS Employer
of incorporation)		Identification Number)

244 Fifth Avenue, Suite B-88
New York, NY 10001

(Address of principal executive offices)

(646) 998-9582

(Registrant’s telephone number, including area code)

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol	Name of each exchange on which registered
Units, consisting of one Class A Ordinary Share, $0.0001 par value, one-half of one redeemable Warrant, each whole warrant to acquire one Class A Ordinary Share, and one Right to acquire one-tenth of one Class A Ordinary Share	BWAQU	The Nasdaq Stock Market LLC
Class A Ordinary Shares, par value $0.0001 per share	BWAQ	The Nasdaq Stock Market LLC
Redeemable Warrants, each whole warrant exercisable for one Class A Ordinary Share at an exercise price of $11.50 per share	BWAQW	The Nasdaq Stock Market LLC
Rights, each whole right to acquire one-tenth of one Class A Ordinary Share	BWAQR	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement.

Amendment to PIPE Purchase Agreement

On June 26, 2024, Blue World Acquisition Corporation, a Cayman Islands exempted company (“BWAQ” or “Blue World”), TOYO Co., Ltd, a Cayman Islands exempted company (“PubCo”) and NOTAM Co., Ltd., a Japanese corporation (“NOTAM”) entered into an amendment (the “Amendment to BWAQ PIPE Purchase Agreement”) to amend a certain share purchase agreement dated March 6, 2024 (as the same may be amended, restated or supplemented, the “BWAQ PIPE Purchase Agreement”) to potentially issue additional ordinary shares of PubCo (the “PubCo Ordinary Shares”) after the Merger Closing (as defined below) to NOTAM subject to the conditions set forth therein.

Pursuant to the BWAQ PIPE Purchase Agreement, NOTAM agrees to purchase a total of 600,000 Class A ordinary shares, par value $0.0001 per share, of BWAQ (the “NOTAM PIPE Shares”), at a purchase price of $10.00 per share, for an aggregate purchase price of $6,000,000. The Amendment to BWAQ PIPE Purchase Agreement provides that PubCo agrees to, conditioned on the completion of the PIPE Closing (as defined in the BWAQ PIPE Purchase Agreement) and the closing of the Business Combination (the “Merger Closing”), issue additional ordinary shares of PubCo (the “PubCo Ordinary Shares”) to NOTAM, on the following terms and conditions:

(i)	In the event that, the average closing price of each PubCo Ordinary Share (the “Closing Price”) with respect to all trading days in July 2024 is below $10.00 per share (such average Closing Price, the “First Tranche Average Closing Price”), NOTAM may, following the last trading day in July 2024 (the “First Tranche Cut-off Date”), elect to purchase from PubCo at a total purchase price of $100 such number of PubCo Ordinary Shares (“First NOTAM Tranche Additional Shares”) calculated as below:

Number of First NOTAM Tranche Additional Shares = (6,000,000/First Tranche Average Closing Price - 600,000) x Share Held Ratio X.

Shares Held Ratio X = Number of Remaining Converted Shares held by NOTAM as of the First Tranche Cut-off Date /600,000.

Notwithstanding the foregoing, the maximum number of NOTAM First Tranche Additional Shares that NOTAM is entitled to subscribe for under the BWAQ PIPE Purchase Agreement shall not exceed 500,000.

“Remaining Converted Shares” means the remaining the PubCo Ordinary Share acquired by NOTAM upon the conversion of the NOTAM PIPE Shares upon the Merger Closing purchased pursuant to the BWAQ PIPE Purchase Agreement, excluding any other PubCo Ordinary Shares acquired by NOTAM upon and following the Merger Closing, in the open market, from any other parties, or the Additional Shares, if any.

(ii)	In the event that the average Closing Price with respect to all trading days in July 2024 and August 2024 is below $10.00 per share (the “Second Tranche Average Closing Price”), NOTAM may, following the last trading day in August 2024 (the “Second Tranche Cut-off Date”), purchase from PubCo at a total purchase price of $100 such number of PubCo Ordinary Shares (“Second NOTAM Tranche Additional Shares”) calculated as below:

Number of Second NOTAM Tranche Additional Shares = (6,000,000/Second NOTAM Tranche Average Closing Price - 600,000 - First NOTAM Tranche Additional Shares) x Share Held Ratio Y.

Shares Held Ratio Y = Number of Remaining Converted Shares held by NOTAM as of the Second Tranche Cut-off Date/600,000.

Notwithstanding the foregoing, the maximum number of Second NOTAM Tranche Additional Shares that NOTAM is entitled to subscribe for under the BWAQ PIPE Purchase Agreement shall equal to 500,000 minus the number of the First NOTAM Tranche Additional Shares.

(iii)	In the event that the average Closing Price with respect to all trading days in July 2024 through September 2024 is below $10.00 per share (the “Third Tranche Average Closing Price”), NOTAM may, following the last trading day in September 2024 (the “Third Tranche Cut-off Date” and together with the Frist Tranche Cut-off Date and the Second Tranche Cut-off Date, each a “Cut-off Date”), purchase from PubCo at a total purchase price of $100 such number of PubCo Ordinary Shares (“Third NOTAM Tranche Additional Shares” and together with the First NOTAM Tranche Additional Shares and the Second Tranche Additional Shares, collectively, the “Additional NOTAM Shares”) calculated as below

Number of Third NOTAM Tranche Additional Shares = (6,000,000/ Third Tranche Average Closing Price - 600,000 - First NOTAM Tranche Additional Shares – Second NOTAM Tranche Additional Shares) x Share Held Ratio Z

Shares Held Ratio Z = Number of Remaining Converted Shares held by NOTAM as of the Third Tranche Cut-off Date/600,000

Notwithstanding the foregoing, the maximum number of Third NOTAM Tranche Additional Shares that NOTAM is entitled to subscribe for under the BWAQ PIPE Purchase Agreement shall equal to 500,000 minus the sum of number of the First NOTAM Tranche Additional Shares and the Second NOTAM Tranche Additional Shares.

A copy of the Amendment to BWAQ PIPE Purchase Agreement is filed with this Current Report on Form 8-K (this “Report”) as Exhibit 10.1 and is incorporated herein by reference. The foregoing description of the Amendment to BWAQ PIPE Purchase Agreement does not purport to be complete and is subject to, and is qualified in its entirety by, the full text of the Amendment to BWAQ PIPE Purchase Agreement.

Earnout Equities Vesting Agreement

On June 29, 2024, in consideration of the development and efforts by the relevant parties in completing the Business Combination, BWAQ, PubCo, the Sellers (as defined below), Blue World Holdings Limited, a Hong Kong private company limited by shares and the sponsor of BWAQ (the “Sponsor”), Vietnam Sunergy Cell Company Limited, a Vietnamese company (“TOYO Solar”), and other relevant parties entered into a certain Earnout Equities Vesting Agreement (the “Earnout Equities Vesting Agreement”) to, among the others, release all the founder shares of BWAQ (“BWAQ Founder Shares”) held by the Sponsor from being subject to potential surrender or cancellation as provided under the Sponsor Support Agreement (as defined below).

On August 10, 2023, the Sponsor entered into a Sponsor Support Agreement (the “Sponsor Support Agreement”) with BWAQ and PubCo, to agree to, among the others, provide certain support for the Business Combination. Pursuant to the Earnout Equities Vesting Agreement, the parties agree that 1,380,000 BWAQ Founder Shares are deemed vested and released from the Sponsor Earnout Equities (as defined in the Sponsor Support Agreement) and the Sponsor will have the right to covert such 1,380,000 BWAQ Founder Shares into the right to receive PubCo Ordinary Shares at the Merger Closing. Sponsor is also relieved of any of its obligations with respect to either the subscription of additional Class A Ordinary Shares of BWAQ or the surrender of additional Sponsor Earnout Equities under the Sponsor Support Agreement.

A copy of the Earnout Equities Vesting Agreement is filed with this Report as Exhibit 10.2 and is incorporated herein by reference. The foregoing description of the Earnout Equities Vesting Agreement does not purport to be complete and is subject to, and is qualified in its entirety by, the full text of the Earnout Equities Vesting Agreement.

Forward-Looking Statements

This Current Report on Form 8-K includes forward looking statements that involve risks and uncertainties. Forward-looking statements are statements that are not historical facts and may be accompanied by words that convey projected future events or outcomes, such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “design,” “intend,” “expect,” “could,” “plan,” “potential,” “predict,” “seek,” “target,” “aim,” “plan,” “project,” “forecast,” “should,” “would,” or variations of such words or by expressions of similar meaning. Such forward-looking statements, including statements regarding the advantages and expected growth of PubCo, the cash position of PubCo following the closing, the ability of TOYO Solar, PubCo, and Blue World to consummate the proposed Business Combination and the timing of such consummation, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described in the section entitled “Risk Factors” in Blue World’s Annual Report on Form 10-K filed with the Securities and Exchange Commission (the “SEC”) on September 28, 2023 (the “Form 10-K”), Blue World’s final prospectus dated January 31, 2023 filed with the SEC (the “Final Prospectus”) related to IPO, Blue World’s Proxy Statement dated May 10, 2024 filed with the SEC and the amendments thereto in connection with the Business Combination, and in other documents filed by Blue World with the SEC from time to time. Important factors that could cause PubCo’s actual results or outcomes to differ materially from those discussed in the forward-looking statements include: TOYO Solar’s or PubCo’s limited operating history; the ability of TOYO Solar or PubCo to identify and integrate acquisitions; general economic and market conditions impacting demand for the products of TOYO Solar or PubCo; the inability to complete the proposed Business Combination; the inability to recognize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, the amount of cash available following any redemptions by Blue World shareholders; the ability to meet Nasdaq’s listing standards following the consummation of the proposed Business Combination; costs related to the proposed Business Combination; and such other risks and uncertainties as are discussed in the Form 10-K, the Final Prospectus and Proxy Statement and the amendments thereto. Other factors include the possibility that the proposed Business Combination do not close, including due to the failure to receive required security holder approvals, or the failure of other closing conditions.

TOYO Solar, PubCo and Blue World each expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the expectations of TOYO Solar, PubCo or Blue World with respect thereto or any change in events, conditions or circumstances on which any statement is based, except as required by law.

Additional Information about the Transaction and Where to Find It

In connection with the proposed Business Combination, PubCo filed with the SEC the Post-Effective Amendment to Registration Statement on Form F-4, which includes the Proxy Statement containing information about the proposed Business Combination. The Post-Effective Amendment to Registration Statement was declared effective on May 6, 2024, and the Definitive Proxy Statement was first being mailed to BWAQ’s shareholders as of the record date established for voting on the proposed Business Combination on or about May 17, 2024.

INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTIONS AND THE PARTIES TO THE TRANSACTIONS. Investors and security holders will be able to obtain copies of these documents (if and when available) and other documents filed with the SEC free of charge at www.sec.gov. Shareholders of Blue World will also be able to obtain copies of the Proxy Statement/prospectus without charge, once available, at the SEC’s website at www.sec.gov.

Participants in the Solicitation

PubCo, TOYO Solar, Blue World and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies from Blue World’s shareholders with respect to the proposed Business Combination. Information regarding Blue World’s directors and executive officers is available in Blue World’s filings with the SEC. Additional information regarding the persons who may, under the rules of the SEC, be deemed to be participants in the proxy solicitation relating to the proposed Business Combination and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Proxy Statement/prospectus when it becomes available.

No Offer or Solicitation

This Current Report on Form 8-K does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Item 9.01 Financial Statements and Exhibits.

Exhibit No.	Description
10.1	Amendment to PIPE Purchase Agreement dated June 26, 2024, by and among Blue World Acquisition Corporation, TOYO Co., Ltd, and NOTAM Co., Ltd.
10.2	Earnout Equities Vesting Agreement dated June 29, 2024, by and among Blue World Acquisition Corporation, Blue World Holdings Limited and TOYO Co., Ltd.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Blue World Acquisition Corporation

	By:	/s/ Liang Shi
	Name:	Liang Shi
	Title:	Chief Executive Officer

Date: July 1, 2024